Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. – Name and Address of Reporting Issuer

Osisko Gold Royalties Ltd (the "Corporation" or "Osisko")
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec
H3B 2S2

Item 2. – Date of Material Change

June 4, 2017

Item 3. – News Release

A news release with respect to the material change referred to in this report was issued by the Corporation through the facilities of Marketwired and filed on the system for electronic document analysis and retrieval (SEDAR) on June 5, 2017.

Item 4. – Summary of Material Change

On June 4, 2017, the Corporation entered into an acquisition agreement (the "Acquisition Agreement") with Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited (collectively, the "Orion Mine Finance Group") whereby, subject to the terms of the Acquisition Agreement, Osisko will acquire all of the right, title and interest in 74 royalties, streams and precious metal offtakes (the "Purchased Assets") held by the Orion Mine Finance Group, directly or through the sale of shares or other equity ownership interests of entities wholly-owned or partially-owned by the Orion Mine Finance Group (the "Acquisition").

Under the terms of the Acquisition Agreement, the Orion Mine Finance Group will receive, in exchange for the Purchased Assets, consideration comprised of (i) C$675 million in cash, subject to adjustment in accordance with the terms of the Acquisition Agreement (the "Cash Consideration"), and (ii) 30,906,594 common shares in the capital of Osisko ("Common Shares") at a price of C$14.56 per Common Share (the "Share Consideration" and, together with the Cash Consideration, the "Purchase Price").

To fund a portion of the Cash Consideration, concurrent with the closing of the Acquisition, Osisko will complete a private placement , pursuant to which 18,887,363 Common Shares will be issued at a price of C$14.56 per Common Share for aggregate gross proceeds of C$275 million (the "Private Placement"). The Caisse de dépôt et placement du Québec (the "Caisse") (C$200 million, 13,736,264 Common Shares) and the Fonds de solidarité FTQ (the "Fonds FTQ") (C$75 million, 5,151,099 Common Shares) are the two subscribers under the Private Placement, and have each entered into a subscription agreement with Osisko dated June 4, 2017 (each, a "Subscription Agreement" and collectively, the "Subscription Agreements"). The Private Placement is subject to a seven percent capital commitment payment payable on the closing of the Private Placement to the Caisse and the Fonds FTQ partially in cash (five percent) and partially in Common Shares (two percent) (the "Capital Commitments").

Item 5. – Full Description of Material Change

On June 4, 2017, the Corporation entered into the Acquisition Agreement with the Orion Mine Finance Group whereby, subject to the terms of the Acquisition Agreement, Osisko will acquire the Purchased Assets held by the Orion Mine Finance Group, directly or through the sale of shares or other equity ownership interests of entities wholly-owned or partially-owned by the Orion Mine Finance Group.

Purchase Price

Under the terms of the Acquisition Agreement, the Orion Mine Finance Group will receive, in exchange for the Purchased Assets, the Purchase Price comprised of the Cash Consideration (C$675 million) and the Share Consideration (30,906,594 Common Shares).

To fund a portion of the Cash Consideration, concurrent with the closing of the Acquisition, Osisko will complete the Private Placement, pursuant to which 18,887,363 Common Shares will be issued at a price of C$14.56 per Common Share for aggregate gross proceeds of C$275 million. The Caisse (C$200 million, 13,736,264 Common Shares) and the Fonds FTQ (C$75 million, 5,151,099 Common Shares) are the two subscribers under the Private Placement, and have each entered into a Subscription Agreement with Osisko dated June 4, 2017. The Private Placement is subject to the Capital Commitments. The Capital Commitments are payable by the issuance of an aggregate of 385,457 Common Shares and the payment of C$13.75 million in cash.

Osisko will fund the remainder of the Cash Consideration through a drawdown of C$150 million from its existing revolving credit facility with the National Bank of Canada and Bank of Montreal and C$250 million from its existing cash reserves.

Upon the closing of the Acquisition and the Private Placement, it is expected that the Orion Mine Finance Group, the Caisse and the Fonds FTQ will hold approximately 19.7%, 12.1% and 5.5%, respectively, of the issued and outstanding Common Shares, on a pro forma basis.

Purchased Assets

The Purchased Assets will consist of 61 royalties, seven precious metal offtakes and six streams. Specifically, the Purchased Assets will include the following material assets:

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Renard Diamond Stream ("Renard Stream"): The Renard mine is a producing diamond mine located in Québec, Canada operated by Stornoway Diamond Corporation. The Renard mine is currently ramping-up and is expected to produce on average approximately 1.6 million carats per annum over a 14-year mine life, with potential for significant upside from the recovery of large diamonds. Under the Renard Stream agreement, Osisko will receive 9.6% of diamond production and will pay an ongoing transfer price of US$50/carat. The Caisse currently owns a separate 4% diamond stream on the Renard mine.

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Brucejack Gold and Silver Stream ("Brucejack Stream"): Brucejack is a high-grade gold mine located in British Columbia, Canada operated by Pretium Resources Inc. The Brucejack mine is currently in the commissioning phase and is expected to achieve commercial production in 2017. Under the Brucejack Stream agreement, Osisko will receive 4% of gold and silver production until 7.067 million ounces of gold and 26.297 million ounces of silver have been produced from the Brucejack mine, subject to a US$400/oz and US$4.00/oz ongoing transfer payment for gold and silver, respectively. The Brucejack Stream agreement is subject to certain buyback rights held by Pretium Resources Inc., which could result in the Brucejack Stream being repurchased by Pretium Resources Inc. on December 31, 2018 or other dates specified in the Brucejack Stream agreement.

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Mantos Blancos Silver Stream ("Mantos Stream"): Mantos Blancos is a large, producing copper mine located in Antofagasta, Chile operated by Mantos Copper S.A. (a private mining company). The Mantos Blancos mine is expected to produce an average of approximately 600,000 ounces of payable silver over 2017-2020 and an average of approximately 1 million ounces of silver annually over the remainder of its estimated 13-year mine life. Under the Mantos Stream agreement, Osisko will receive 100% of payable silver from Mantos Blancos until 19.3 million ounces of payable silver have been produced at the Mantos Blancos mine, after which the Mantos Stream percentage will be 30% of payable silver. Osisko will pay an ongoing transfer payment of 25% of the prevailing spot price of silver.

Additional disclosure regarding the Purchased Assets will be provided in the notice of meeting and management information circular of the Corporation to be delivered in connection with a special meeting of shareholders of Osisko expected to be held on July 31, 2017 ("Osisko Meeting"). At the Osisko Meeting, shareholders of Osisko will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the issuance of up to 50,179,414 Common Shares, consisting of: (i) the 30,906,594 Common Shares comprising the Share Consideration; (ii) the 18,887,363 Common Shares to be issued under the Private Placement; and (iii) the 385,457 Common Shares issuable as partial payment of the Capital Commitments (the "Share Issuance Resolution"). The notice of meeting and management information circular of the Corporation will be filed, in due course, on SEDAR under Osisko's issuer profile at www.sedar.com and EDGAR under Osisko's issuer profile at www.sec.gov/edgar.

Approvals and Closing

The closing of the Acquisition and the Private Placement is expected to occur on July 31, 2017, and is subject a number of closing conditions, including approval of the Share Issuance Resolution at the Osisko Meeting by a simple majority of the shareholders of Osisko and certain regulatory approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

Governance, Participation Rights, and Sale Restrictions

Upon closing of the Acquisition, Osisko will enter into a shareholder participation agreement (the "Shareholder Participation Agreement") with the party (or parties) of the Orion Mine Finance Group who received the Common Shares comprising the Share Consideration (the "Orion Shareholder"). Pursuant to the Shareholder Participation Agreement, Osisko shall appoint to the board of directors of Osisko (the "Board"), Mr. Oskar Lewnowski, the Orion Mine Finance Group's Chief Investment Officer, or such other individual as may be designated by the Orion Shareholder prior to the closing of the Acquisition. Additionally, for so long as the Orion Shareholder and its affiliates hold in the aggregate 10% or more of the Common Shares, the Orion Shareholder shall have a right to nominate one individual for election to the Board at any meeting of Osisko shareholders held for the purpose of electing members of the Board. Finally, the Shareholder Participation Agreement is expected to restrict the Orion Shareholder from selling any of the Common Shares comprising the Share Consideration without Osisko's consent (i) prior to the first anniversary of the closing date of the Acquisition, subject to certain limited exceptions, and (ii) from the first anniversary to the third anniversary of the closing date of the Acquisition, any sale of the Common Shares comprising the Share Consideration greater than or equal to 5% of the then outstanding Common Shares during any six-month period will be subject to a broad distribution requirement.

Pursuant to the Subscription Agreement between the Caisse and Osisko dated June 4, 2017 entered into in connection with the Private Placement, Osisko will enter into an investor rights agreement (the "Investor Rights Agreement") with the Caisse as of the closing date of the Private Placement. Pursuant to the Investor Rights Agreement, the Caisse shall have the right to appoint one nominee to the Board following the closing of the Private Placement. Osisko shall appoint to the Board one nominee of the Caisse upon the closing of the Private Placement. Additionally, for so long as the Caisse, together with its affiliates, owns more than 10% of the outstanding Common Shares, the Caisse shall have a right to nominate one individual for election to the Board at any meeting of Osisko shareholders held for the purpose of electing members of the Board. Under the Investor Rights Agreement, the Caisse will also have pre-emptive rights to participate in future offerings of Osisko, whether by way of public offerings or private placements of Common Shares or any other equity securities or securities convertible or exchangeable into Common Shares or any other equity securities, up to the aggregate pro rata ownership interest of the Caisse together with its affiliates, to enable the Caisse to maintain its equity position in Osisko (the "Pre-Emptive Rights"). The Pre-Emptive Rights will remain in effect so long as the Caisse, together with its affiliates, owns more than 10% of the outstanding Common Shares. The Pre-Emptive Rights are also subject to certain restrictions including in the case of acquisitions, arrangements and mergers.

Additionally, (i) the Caisse and the Fonds FTQ have agreed that they will not sell or transfer, directly or indirectly, any of the Common Shares issued under the Private Placement, and (ii) the Caisse has agreed that it will not sell or transfer, directly or indirectly, any Common Shares otherwise held by the Caisse, directly or indirectly, as of June 4, 2017, for a period of six months following the closing of the Private Placement, unless otherwise approved by Osisko.

Descriptions in this report of the terms of the Acquisition Agreement, the Subscription Agreements, the Investor Rights Agreement and the Shareholder Participation Agreement are qualified in their entirety by the terms of such documents. Copies of the Acquisition Agreement and the Subscription Agreements are available on SEDAR under Osisko's issuer profile at www.sedar.com and EDGAR under Osisko's issuer profile at www.sec.gov/edgar.

Qualified Person

Mr. Luc Lessard is the qualified person for this release as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and verified the technical information contained herein. Mr. Luc Lessard is an executive officer and employee of Osisko and is non-independent.

Item 6. – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. – Omitted Information

Not applicable.

Item 8. – Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

André Le Bel
Vice President Legal Affairs and Corporate Secretary

(514) 940-0670 x156
www.osiskogr.com

Item 9. – Date of Report

June 14, 2017